                                  SCHEDULE 14A
Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934
                                (Amendment No. )

[ ]     Filed by Registrant

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Check the appropriate box:

[X]     Preliminary Proxy Statement
[ ]     Definitive Proxy Statement
[ ]     Definitive Additional Materials
[ ]     Soliciting Material Pursuant to §240.14a-11(c) or §240.14a-12

                        COMMONWEALTH ENERGY CORPORATION
                (Name of Registrant As Specified in its Charter)

                         COMMONWEALTH SHAREHOLDERS GROUP
    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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[X]     No fee required.

[ ]     Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

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        [ ]     Check box if any part of the fee is offset as provided by
Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

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                                 PROXY STATEMENT

The Annual Meeting of Shareholders of Commonwealth Energy Corporation will be held on November 27, 2001 at 10:00 a.m. at the Irvine Marriott Hotel located at
18000 Von Karman Avenue, Tustin, California 92612.

This proxy statement will be given to shareholders on or about November 13, 2001.

The proxy may be revoked at any time by executing a new proxy with a later date.
New proxy forms may be attained from the registrant or from Commonwealth
Shareholders Group.

This proxy solicitation is being made by Commonwealth Shareholders Group.
Solicitations will be made by mail, phone and internet website. Funds expended to date are approximately $1,500 and are expected to total $15,000. Solicitation costs will be borne by Commonwealth Shareholders Group and reimbursement will be sought from the registrant with approval of its shareholders.

There are, according to the registrant's proxy material dated October 5, 2001,
28,140,203 shares of Common Stock and 812,500 shares of Series A Preferred Stock that are eligible to vote at the 2001 Annual Meeting. You get one vote for each share unless cumulative voting is in effect. Cumulative voting may be invoked by any one shareholder notifying the Chair of the Annual Meeting his or her intent to cumulate votes at the Annual Meeting. Cumulative voting simply means that you may cast as many votes as you have shares to vote multiplied by the number of
Board seats to be voted on. You may cast all of the votes for any one nominee or combination of nominees. You need not evenly spread your votes over each nominee you choose to vote for. Commonwealth Shareholders Group is soliciting for discretionary authority to cumulate votes.  The nominees with the highest votes will be elected to serve.

The registrant has indicated in its proxy material dated October 5, 2001 that shareholders of record, meaning those who own shares, as of October 5, 2001 may cast votes in the Annual Meeting.

The nominees of Commonwealth Shareholders Group are not currently compensated by the registrant.

The following are the participants of Commonwealth Shareholders Group, none of whom are being compensated:

      Name & address                 Occupation               Securities held

       Joseph Saline             Operations Manager           100,000 Preferred-
   Northrop Corporation                                        (see note below)
     19601 Nordhoff                                 [252,000 preferred shares are under purchase
   Northridge, CA  91324                            contract. These shares carry the same rights as
                                                    noted below, except have a 14% dividend rate]

       Kevin Biswell                Accounting                160,000 Common
    Montecito FM, Inc.
     302-B W. Carrillo
  Santa Barbara, CA  93101

        Mike Doak              Staffing Consultant             15,000 Common
  Camelot Resource Group
    3890 Adams Street
   Carlsbad, CA  92008

       Henry Gomez                   Retired                  140,000 Common
9852 West Katella Avenue
   Anaheim, CA  92804

      Wayne Moseley                  Retired                   20,000 Common
 3846 Beverly Ridge Drive
  Sherman Oaks, CA  91423

These shares have been cancelled by Commonwealth and are being contested in court at present. Preferred Share Rights include: convertible into two common shares, earn cumulative dividends at the rate of 12% per year, entitles holder to two votes of common shares and have preferential liquidation rights to common stock.

                               BOARD OF DIRECTORS
                         Commonwealth Energy Corporation

October, 2001

Dear fellow shareholder;

Enclosed is a letter no member of a Board of Directors should ever have to write. However, as an elected member of the Board since last November and your representative I need to advise you about my serious disagreement with the conduct of the Corporation's business.

It is my opinion that the actions and inaction of Mr. Carter and several members of the Board of Directors have seriously compromised your investment in
Commonwealth. The Form 10, filed with the SEC on August 9th, publicly reveals some previously secret information that poses a real threat to your investment.
The two items that most seriously impact shareholder value are:

                 MANAGEMENT'S HIGH PRICED EMPLOYMENT AGREEMENTS

                 $25 MILLION COMMITTED TO SUMMIT ENERGY VENTURES

My experience on the Board and access to information that should be available to shareholders has exposed me to other topics that need a complete airing out. I have joined with several other shareholders who independently became alarmed at the secrecy when the Company rejected their requests for information. It is quite apparent that Mr. Carter is attempting to wrest control of the Company from you while diverting attention by claiming "successes" in various recent shareholder letters. We formed a Commonwealth Shareholder's Group, have nominated a new slate of board members and will provide you with our analyses of the issues. The employment agreements and the Summit commitment will be detailed in our next mailing. Some of the data in the Form 10 is complex and we urge you to do as we have; consult your lawyer or investment advisor for advice.

                              SAVE YOUR INVESTMENT

                             TAKE YOUR COMPANY BACK

             Please take the time to read the enclosed information.
           Only informed shareholders can make the necessary decisions to protect their money!

Sincerely and respectfully,
Joe Saline, Director, Commonwealth Energy Corporation

                       Why You Have Received This Package

It's about Commonwealth being run for the benefit of "Management" and not the
Shareholders

The Shareholders Group has found illegal activities and serious mismanagement of
SHAREHOLDER resources. Read in the attached letters where Carter ignored your vote last year on 2 of the 4 proposals you voted on and it has taken legal action to get his direction changed. Our recommendation to you is to support the selection of Ernst and Young as auditors on the proxy you received but withhold your vote for the proposed Board of Directors and disapprove the Bylaw amendment for a "variable" Board. If you agree with us after reviewing the materials we've prepared here and more that we'll send you shortly, please complete and mail the enclosed proxy card. We're on your side!

     Share Liquidity:  Your shares are not freely tradable. No
     market exists. Our Board candidates are committed to share liquidity as soon as feasible to provide a stock symbol, market and market makers for
     Commonwealth. After 4 years of promises by Bloom & Carter to go public we should all be angry?

     Share Dilution:  Carter frequently criticized Bloom for authorizing several million options as being dilutive to shareholders. But, Carter and the
     Board have already awarded 5 million and committed another several million
     (more than 3 million to Carter). This is a 20+% dilution to the approximately 29 million shares outstanding. Are you angry yet? Read our letters.

     Earnings:  Carter brags about how much money he is earning for us. He takes credit for the Calpine contract signed by previous management. But, how much more should we be earning? We believe at least double! Are you as angry as we are? Read the "Missed Opportunities" letter.

     Gross Mismanagement:  $25 million commitment (1/2 of our cash assets) to
     Summit Energy, a newly formed entity. Your money! Carter didn't allow you to vote on this! You should be very angry! Read our letters.

     High Costs & Waste:  Triumph and high cost consultants ($1.5+mil/year)?
     Excessive salaries and benefits? Reported losses in  Pennsylvania?
     Concerned? Angry? Read our letters.

     Secrecy and Lies: Carter has prevented you from seeing many documents to which you, the owners, should have access if you want. He even illegally withheld documents from a Board member. Angry yet? Read our letters.

     VIOLATION OF REGULATORY FILINGS: The Form 10 was filed two years late to maintain. Also, by law, the CEC Annual Report with financials should go to you BEFORE or WITH the proxy materials. As was done last year it may not be disclosed till the meeting so you can't analyze it ahead of time to ask questions. Insulted? Angry? Read our letters.

     INTIMIDATION OF SHAREHOLDERS: Using your money, Carter has been threatening to sue shareholders who ask too many questions, request documents or who disagree with him and oppose his actions. His anti-shareholder "Legacy of
     Litigation" is costing you millions in legal fees.

These are only summaries. If you're tired of Carter's excuses and truly concerned about your investment please read the letters enclosed and complete and return the GREEN proxy card.

                               Board of Directors
                         Commonwealth Energy Corporation

Dear concerned shareholder,

Commonwealth's Bylaws and California Corporation Code section 300(a) requires members of the Board to be responsible for the conduct of the Company's business. Our Bylaws state that "the business and affairs of this corporation shall be managed by and all corporate powers shall be exercised by or under the direction of the Board of Directors." They are the ultimate decision making body of the company, except for one issue only and that is the number of Directors on the Board, which decision is reserved for stockholders by Article VII, sect.2 of our Bylaws. Unfortunately, current management has tried to take that right away from you by amending the by-laws to read "the number of Directors may be
changed....by approval of the Board of Directors". Changing the Bylaw affecting the number of directors is illegal without shareholder approval. It is a blatant power grab away from the stockholders by Mr. Carter. By reducing the Board size
Mr. Carter only needs 2 votes in addition to his own to pass anything he wants.
He is using that power today to run the Board by a subcommittee of three; rather than bringing issues with complete documentation to the full Board. He intends to continue that by nominating an out of state executive who won't be able to focus on CEC shareholder needs. To further increase his power he proposes a variable Board and wants to take away your right to elect directors and turn that over to the Directors he controls. You must vote against that power grabbing proposal.

Mr. Carter's Jan.27, 2001 delayed election announcement when he stated that the
Board reduction (from 7 to 5) vote PASSED should be challenged. In fact it got only 14,898,333 votes out of more than 32,000,000 shares outstanding. California
Corporate Code section 211 states that Bylaw amendments need a majority vote of the "outstanding shares". So, legally today, our Bylaws still allow for 7
Directors. That's why we're nominating 7.

In his Sept. 7, 2001 letter, Mr. Carter told you I purchased my preferred stock for 50 cents WHEN other shareholders were paying $1.00. This appears to be an attempt to discredit me as this claim appears insupportable. Fact: I and 2 other venture capital investors put in approx. $100,000 in early Sept.'97 to keep CEC afloat BEFORE other investors could be solicited; BEFORE the Private Placement memo was issued, BEFORE the Certificate of Determination was filed, BEFORE anyone was paying $1.00. To the best of my knowledge the only person who purchased shares at a "discount" was Ian Carter, on Feb. 27th,'98. He paid $1.00 per share nearly 2 months AFTER the Jan.1,'98 Placement Memorandum raised the price to $2.50. He owes the shareholders the difference, more than $49,000.

Additionally, in his Sept 7th letter Mr. Carter stated that "the company is not selectively buying back shares". This claim would seem questionable upon further investigation. Fact: those preferred shareholders who did not turn in their legally split stock got a threatening letter from him stating he'd cancel the shares and send the purchase price back. If that isn't "buying back" then he's playing with words. He has used that illegal tactic to cancel my shares. This cancellation action is in the courts and may be resolved soon.

Mr. Carter' s claim that "all preferred shareholders received their dividends through March 31, 2001" should be questioned. Fact: Only those shareholders that gave in to his threats got paid. The others have not. According to counsel this is illegal; paying some and not the others; another potential lawsuit in the making.

Mr. Carter illegally directed the Corporate Secretary to not provide requested
Corporate documents to me, a member of the Board. These are documents I need to perform my fiduciary responsibilities to you. California Corporate Code 1602 is very clear on the subject, "Every director shall have the absolute right to inspect and copy all documents of every kind". He is attempting to hide many records from me based on the fact that I don't agree with his giveaway of shareholder assets and I was elected against his will by the support of the former Chairman. He delayed notifying you of the results of the last election by two months because he fought my seating. That violates our bylaws. He conducted illegal Board meetings in the interim to pursue his personal agenda. He was forced by the Superior Court to recognize my election. That continues Mr.
Carter's Legacy of Litigation, threats and intimidation of shareholders, which in my opinion, has cost shareholders millions of dollars in legal fees. These will increase because, to pursue my rights, I have instituted more legal action against Mr. Carter. When the law firm he selected to fight me failed in a court battle, he hired a second team to assist. He appears to have no concern about wasting your money to pursue illegal activities to keep control.

Shareholders; I've spent many hundreds of uncompensated hours in your service researching, investigating complaints, formulating positions, attending meetings and answering shareholder inquiries. I am also investigating several employee complaints against Carter. I have honestly tried to work with Mr. Carter to little avail as you can tell from this letter. As a result of his activities of questionable legality I am now spending my personal funds to initiate legal actions as appropriate.

Here is my perspective from 10 months on the Board of Directors:

1) It is long past time to merge with a small public energy company to have real liquidity, declare a dividend and elect a Board of shareholder oriented executives (including shareholders and California energy professionals) who will focus on CEC and will monitor management's actions.
2) As smart as he might be and as convincing a speaker as he may be based on his real estate sales background, we must remove Ian Carter with his punitive, self-serving anti-shareholder arrogance.
3) Perhaps the most unprofessional and irritating thing to shareholders is to listen to Mr. Carter blame all the current failures on past management while trying to take credit for the Calpine profits which factually are almost entirely a result of past management actions. The person primarily responsible for that contract, Don Coltrain, a former Board member, is on our slate of candidates.
4) We must replace Mr. Carter and the current Board with shareholder oriented, competent leaders.

Our team of concerned shareholders, "Commonwealth Shareholders Group", welcomes you to join us to re-establish shareholder control of Commonwealth. We have nothing to do with Mr. Bloom. We have submitted an alternative slate of Board candidates to the Board of Directors for inclusion on the official ballot, for election at the annual meeting in November. Unfortunately, Mr. Carter refused to include those names; thereby limiting your choice. We ask you to give us your proxy. We will vote for shareholder oriented candidates and the auditors but against the "variable" board. Our group has analyzed the recently released Form
10, which includes Mr. Carter's employment contract and some details of the
Summit LLC investment. We will soon provide you with more startling information about what current management is doing with your assets. Meanwhile, send your
Email address to saline@commonwealthshareholders.com and check out the website
commonwealthshareholders.com so that we can keep you updated on events of concern.

Dear fellow shareholder,

I will presume you have read Mr. Saline's letter prior to reading mine. His perspective is that of a Director being directly exposed to the conduct of Mr.
Carter. I will share my perspective as a shareholder. I own 160,000 shares, paid for with my own money, and have investigated the behind the scenes actions of the company for the past year or so. What I have discovered goes well beyond what has been presented in the shareholder communications sent to us by the company, most of which are signed by Mr. Carter.

First, let me say that because of my investigation, my understanding of the real story has grown tremendously. I have spent a great deal of time talking to people directly involved with Commonwealth as well as with people associated with the electric industry and even those in whom I place trust regarding investing in general. I have also read many electric industry news items, the recently filed Form 10 and, of course, the shareholder communications. I now have ample information from which to make informed decisions about my company in the shareholder meeting next month. I can unequivocally say that the most important action I can take to protect my investment is to replace the current
Board of Directors with individuals that will make shareholders' interest their number one priority. I implore you to do a modest amount of investigation on your own and perhaps even consult your lawyer or investment advisor. I predict that you will conclude that the story, as told by the company communications, is incomplete and far from the real one.

All of my investigation led me to ask...Who is Ian Carter and what has he done for my interest in this company? In any company, the CEO is responsible for the execution of the business plan. And, nothing of importance occurs without his knowledge and approval. So, let me bring up a few items that I encourage you to investigate for yourself.

What are Mr. Carter's qualifications? If you read all the available resume material, there is no mention of electric industry experience. Now, many productive CEO's do not have experience in their company's industry, but without industry experience, one would expect a successful history of CEO positions. I could not find one. The only reference to a previous CEO position was for his business and that was not even named. Is this the biography you want your company's CEO to have? For your research, the best review of his qualifications
I could find is in the company communication dated February 13, 2001. As far as detail is concerned, it surpasses that shown in the Form 10.

Now, what has Mr. Carter done for my interest as a shareholder? Before I get into answering that question, take a look at his employment contract. You will see that his interests have been taken care of. As an example, his employment contract awards him options to purchase 500,000 shares because an audit was completed. That's almost 2% of the outstanding shares for a task he delegated to an outside firm. Another example is in the event of a merger or acquisition that calls for his termination, Mr. Carter receives 8 times his then current salary plus 2 times the value of his option shares based on a formula too complicated to spell out here. There is much more to this employment contract that we will be sending you in the near future. But what about the shareholders? What profit centers have been created under Mr. Carter's reign that would justify his employment contract? I could not find one of significance. Think back to the many communications you have received. Were there any of significance?

The Calpine contract is the only significant generator of profits. This contract was entered into before Mr. Carter became CEO, and Commonwealth's retail sale of electricity in California was turned profitable by the rudimentary accounting exercise of eliminating the retail customers that could not be serviced by the power purchased under the Calpine contract. In fact, The company communication dated February 13, 2001 says "the new management team eliminated unprofitable accounts. This was accomplished by the hard work of Jim Oliver, our CFO." I don't count this as a profit center `created' by Mr. Carter.

Mr. Carter has continually praised TRIUMPH as the preeminent back office software billing system for the electric industry. Here's a quote from an attachment to Mr. Carter's letter dated March 14, 2001..."We are confident we will soon sign several major accounts that will continue to build on TRIUMPH's initial market penetration." And from Mr. Carter's letter dated April 12, 2001,
"Let's get one thing straight. We don't need to do "alpha testing" and "beta testing" for this product because it is far past that stage. It is a finished product, fully functional in two different environments." It has now been 6 months since those statements were made. Where are the signed accounts? If the system were truly that good and needed by the industry, don't you think several contracts would have been signed by now? I would surmise that from the $4.5 million spent on Triumph, as disclosed in Mr. Carter's letter of March 14, 2001, it would take quite some time and many contracts before TRIUMPH can be considered a profit center.

I previously mentioned the `real story'. What is the real story? We have read much from the company in the form of shareholder letters. Yet, I find myself having more questions than were answered by the letters. Then there is the lack of information on significant actions taken by management as approved by the current Board of Directors. We should not have to first find out about significant items via the Form 10.

How about going public? What does "going public" mean? According to the SEC
Rules, Commonwealth became a "public" company in 1999. In his letter dated
September 7, 2001, Mr. Carter states "We are pleased to announce...the filing of our Form 10 (soon to make Commonwealth a public company)...." By the way, the
Form 10 is required by the SEC to be filed 4 months after achieving certain milestones and, accordingly, was due November 30, 1999. Why has it been filed almost 2 years late? What's the real story?

In that same letter, Mr. Carter states that as a result of the Form 10 filing,
"Shareholders may be eligible to sell their common shares in the public marketplace in a rule 144 transaction." Since shares won't trade on an exchange, there is likely to be low volume, which, in general, translates into a disappointing share price. Please consult your broker.

In Mr. Carter's letter dated June 18, 2001, an attachment titled `Going Public', mentions the issue of an IPO as well as a merger. This is somewhat confusing since the underlying reason for an IPO is to raise capital to allow the company to expand its business operations. Do you wonder, as I do, what capital needs
Commonwealth has? And, do you wonder why a merger would be considered if capital is required? Assuming the merger is with a publicly traded company, both avenues are liquidity events, but with a very different rationale or purpose for each.
What's the real story?

Now, how about the Summit deal. Why was the $25,000,000 commitment to an outside, newly formed company not mentioned until after the Form 10 was filed?
The original Summit document was signed as of June 29th, 2001. Commonwealth did not disclose its existence to us shareholders until August. We found out about it by reading the Form 10. Why? I would think that if a deal of such magnitude were to be of significant profit potential, management would release information about it as soon as possible. Also, in Appendix 4 of his letter dated March 23,
2001, Mr. Carter states "The company has detailed plans and financial forecasts
- all based on clear-eyed analysis of real world conditions and market opportunities...". How does a deal entered into more than 3 months later with an undetermined use of capital by an outside party fit into a `detailed plan'? This
$25,000,000 represented about half of the cash on hand at the time it was committed. Why is such a significant amount given to someone outside the company to expand operations? Why can't existing management put this capital to profitable use thereby saving management fees and shared profits that could potentially be in the millions of dollars? What's the real story?

Finally, there are two items that are personal to me. One is that I have made 3 requests for a shareholder address list. California Corporations Code section
1600(c) allows for any shareholder to acquire the list "for a purpose reasonably related to such holder's interests as a shareholder". This mailing is a prime example of such a purpose. Yet, the company has denied this right. Why?

And, for me personally, the most pungent action Mr. Carter has taken was the purchase of shares at $1.00 when the then effective offering memorandum called for a selling price of $2.50. This point is particularly sensitive to me as I paid the $2.50 price days after Mr. Carter paid only the $1.00. You will note in a letter issued by the law firm McDermott, Will & Emery dated March 23, 2001 that the price of $1.00 was not denied. In fact, this letter all but confirms the $1.00 purchase price -"...other investors purchased stock in February 1998 at the $1.00 price even after Mr. Carter made his purchase". Instead, attention is drawn to the approval by previous management and alleges that other investors purchased shares in February 1998 for the same price. While this may be a legal purchase, I believe the morality of such a purchase suffers greatly. Assuming
Mr. Carter did not find out about this error until it was investigated, why did he not correct the terms to match other shareholders' terms? Logic dictates, from the tone of the law firm's letter I reference above, that the issue has not been corrected. If that is the case, how could Mr. Carter now look other shareholders in the eye, especially ones like me who paid more than double his price, and suggest that such purchase terms are moral?

It is time for us shareholders to elect a group of people who will truly direct the CEO down a path that will reward shareholders first instead of management.

Kevin Biswell
Shareholder

October, 2001

Dear Shareholder,

As part of Commonwealth's proxy mailing you received a letter from two Board
Members, Gates and Perkins, giving you "reasons" why they don't support my renomination to the Board of Directors. They accuse me of furthering my own self-interests. However, they're the ones who've been compensated for their services to Carter; I have not been compensated for my services to the shareholders! Mr. Gates was appointed by Carter and never elected by the shareholders. However, it appears from the Form 10 that he has received undisclosed pay and an enormous number of options for rubber stamping all of
Carter's proposals. In addition to undisclosed pay Mr. Perkins has also enriched himself at stockholder expense even further by receiving not only substantial pay but a quarter million options for granting Carter the egregious employment contract you'll be hearing about. I use the word secret because not only won't
CEC disclose their pay despite my repeated requests, but other than the options, they didn't disclose Board compensation in the Form 10 or even the proxy statement. Have you ever seen a proxy statement where Management and Board compensation is not shown?? What are they hiding??

As to Perkins and Gates statement that I'm suing CEC to gain control of documents; that's the only truth in their letter. As to the statement that the court "rejected his request"; that's another lie. My local young lawyer beat both teams of Ian's high priced Beverly Hills lawyers. I have access to the documents. The only thing Carter won was to prevent my disclosure of that information to you, the shareholders, before the annual meeting. I'm back to court fighting for that right. Again, there is nothing in those documents that
I've seen that should be "confidential" from the shareholders; only the embarrassment they would cause to Ian and the Board because of all the lies they've been telling you. Let me note some statements directly from the transcript of the case with Judge Brooks on Sept10. (Gabor is Ian's lawyer).

Gabor: He's a director today. Brooks: You put all kinds of qualifiers in front of that word "director" which offended me since Judge Colaw said he's a director. Gabor: He is a director.

Brooks: He's a director and he can look at all the corporate records, Right?....
Gabor: ... director intends to use the list that he might get to solicit proxies against the company and the Board he sits on. Brooks: What I heard was put out the truth. I heard they're going to look in the records and put out the truth to the shareholders.

As to Perkins and Gates statement that Bloom withdrew his support for me, read the enclosed memo. Ian was so paranoid about my challenging his actions that he put in the settlement agreement that Fred must ask me to resign. Please read my reply which also went to the other Board members.

They accuse me of not upholding my fiduciary responsibility to you. Let me tell you the real story. When I was nominated to the Board as a shareholder representative I accepted with the understanding that I would push for immediate stockholder liquidity (public stock trading) and partial return of profits to stockholders (dividends). I am pleased to tell you that I have kept that promise by:

1)   introducing a company (New World Power) to Commonwealth for a possible business combination.  If effected, we would have been a public company today, a large part of the purchase cost would have been free to shareholders, paid for with tax loss carryovers and we would be in a low overhead (25%+ gross margins) power generation business and by

2)   presenting motions at several  Board  meetings for a small (5cent/10cent)
     common stock dividend. These were both highly pro-stockholder initiatives.
     I am sorry to report to you that Carter and the rest of the Board did not support those proposals. In fact, Ian went to the extent of accusing me of conflict of interest because of my personal investment in New World.  Here is a copy of my April 9th reply to Carter and the Board on that issue:
     "Absolutely not! My legal counsel agrees with Barthrop that as long as I disclose my interest and refrain  from voting on any final agreement it is my fiduciary responsibility TO pursue this if it's such an apparently good deal for CEC. The main reason I'm on the Board is to help get us public.
     Potentially, this is an unbelievably rapid and low cost way to accomplish that AND get into the distributed energy business AND do it almost FREE legally, at the expense of the IRS.  We as a Board would be making a terrible mistake and violating our fiduciary responsibility if we DID NOT get outside investment analysis." I contend Ian did no negotiation or due diligence on the proposed terms but rather, in my opinion, embarrassed CEC with an unprofessional telephone reply to the President of New World.  I wondered why until I read in the Form 10 that in his original employment contract his self serving options wouldn't kick in with a merger. It was restricted to an IPO. He has since gotten the Compensation Committee of
     Gates and Perkins to change that provision.

Further, this is my lawyer's reply to Barthrop. "You claim that at a Board meeting, you asked Mr. Saline to recuse himself from any vote on matters concerning New World and Mr. Saline purportedly refused. This is incorrect.
Initially, so there is no misunderstanding, let us be entirely clear what
"recusal" means. Recusal does not mean that Mr. Saline may not fully participate in the negotiations, investigation, discussion, etc. of the matter. With these clarifications, what actually happened at that Board meeting was that Mr. Saline voted to further investigate the possible acquisition of, or investment in New
World. Since the vote did not involve a "contract or transaction" between CEC and New World, no conflict of interest issues arose. Notably, you agreed. Mr.
Saline was also perfectly clear that if and when the Board ever did vote to enter a formal business relationship with New World, Mr. Saline would recuse himself.

So, Perkins and Gates were less than truthful to you, there was never a motion to support New World's offer, only a motion to not consider it, which I voted against. I wanted further investigation and outside investment advice for the reasons noted above. Also untruthful is their allegation of my not disclosing my interest in New World. I did so in the Board meeting called to discuss the issue and earlier, in my meeting with Carter, on Feb.15th. Not only did I disclose to him but offered to help set up a telephone meeting. Carter then disclosed to certain Board members and "leaked" it to David Barnes, who prepared a letter on the subject before the Board meeting on Feb.23rd.

The contention by Perkins and Gates that I purchased shares "when New World's offer was pending" cannot be supported. I did not buy shares while the offer was pending! Unfortunately for them, they believed a fabrication and didn't check out the facts. My stock records will clearly prove that their allegations are without basis.

Their assertion that I publicly attacked the company via on-line "chat rooms" is insupportable. I responded to chat room concerns ONE time, July 28th, and supported the company position of no liquidating dividend. I'll be happy to fax anyone a copy of that "chat" with shareholders and let you judge whether I disclosed anything confidential. Here's my reply to the Board members on Aug.
20th. "I can assure you all that I never would publicly malign or disparage CEC.
I invested in it and have great hope for its future. All disparagement was directed at Ian Carter and the way he has treated me as a member of the Board and his lack of fiduciary responsibility to the stockholders. All of you had better go through Ian's heretofore secret employment contract as finally disclosed with the Form 10; then think about your fiduciary responsibility to the stockholders who we're supposed to represent."

Sincerely and Respectfully,
Joe Saline

                              Missed Opportunities

Ian Carter has repeatedly taken credit for our profits, which are solely a result of the Calpine contract negotiated by previous management and for
"saving" the company from bankruptcy by his last minute "crisis" shedding of half our accounts in early July 2000.

Fact: During the first quarter of 2000, Carter and then Director, Don Coltrain discussed loads and resources when it was apparent CEC didn't have sufficient power to meet customer demands. Carter noted that there were several offers of power including additional power from Calpine at $55/MWH. Coltrain, with over 30 years of energy experience, who negotiated the earlier contract with Calpine, urged the extra purchase should be pursued because the clearing price would soon greatly exceed $55 and in fact, the effective price would really be only $40 because of the "green power" credit. Carter, with no energy experience, disagreed and the purchase was not made.

Fact: Shortly after, as prices continued to rise, in early May 2000, CEC had negotiated an agreement with Enron to purchase 100MW of electricity for approximately $55/MWH. The electricity was in support of acquiring the San Diego
Area Govt. (Sandag) contract and was to be backed by Sandag's credit rating. The
Sandag deal fell through but if CEC were under other management they would have probably kept the 100MW and re-negotiated the credit backing. Management knowledgeable of the power market would have raised the necessary capital by establishing a larger credit facility with our banks. At that point CEC had millions "in the bank". Carter did nothing.

At about the same time, May 2000, Don Coltrain obtained a proposal from Primary
Power, to sell an interest in its 18MW Imperial Valley power plant. After Carter showed an interest based on the pro forma financial statements, two of Primary's executives flew in from Michigan for discussions. According to Mr. Coltrain, who was present at the meeting, Carter abruptly ended the discussions because he said he had to fly off to the U.S. Open. The Primary Power executives withdrew their interest. Today, that plant is operating profitably without Commonwealth's participation.

Similar opportunities came up as well. Another 18MW opportunity, Mesquite Power
Plant, was also obtained by Mr. Coltrain. Although Commonwealth's management had initially indicated an interest, it never returned the phone calls or emails.
Further, Carter's lack of courtesy and professionalism is highlighted in the termination of offer from New World Power sent to CEC's Board of Directors, shown on the reverse of this letter. Is this the kind of conduct you expect from your company's CEO?

Why these seemingly profitable offers were turned down has not been widely disclosed. However, the severe increase in electricity prices that followed the above offers is widely known. For instance, Commonwealth reported its first profits for the 4th quarter of fiscal year 2000 (May - July 2000). For the fiscal year ending July 31, 2001, the company reported net income of over $60 million. These profits were generated from the Calpine contract that secured 125
MW at a cost of $33/MWH. The offers to purchase power at a cost of $55/MWH would likely have been profitable as MWH sale prices reached prices well over $100MWH.
By how much these deals would have been profitable will never be known, unfortunately for Commonwealth shareholders.

                                              (missing company logo)

THE NEW WORLD POWER CORPORATION

Ian B. Carter
Chairman & CEO
Commonwealth Energy Corporation
15901 Red Hill Avenue
Suite 100
Tustin, California 92780

February 27, 2001

VIA FACSBYIILE (7141259-2598; (7141259-2575 & E-MAIL icarter(@,electric.com

Dear Mr. Carter,

After Fred Mayer received your telephone call this morning, we discussed its contents. We are disturbed by the tone and direction of your comments. Several of the statements you made were both irresponsible and even threatening, in our opinion.

Our proposal to Commonwealth's Board of Directors of February 14, together with its subsequent related correspondence, has been straightforward. We believe our conduct in rendering this proposal to your board has been at all times professional and cordial.

In our opinion, there is no place in general business practice for the type of behavior and attitude you exhibited during your telephone call. As a result, we can only conclude that the business of Commonwealth Energy will be flawed as long as these general characteristics pervade your company. Therefore, we respectfully are terminating our proposal of February 14.

Sincerely,
 (signed)                                       (signed)
John D. Kuhns, Chairman         Frederick A. Mayer, President

                                  SUMMIT ENERGY

Ian Carter reported to you at the end of June that we had approximately $50 million in the bank. Without shareholder approval, he has committed to spend $25 million of that on a limited liability partnership venture experiment called
Summit Energy Partners, Seattle, Washington.

The details of this project had not been disclosed until partially disclosed in
CEC's recent Form 10 filing. Two of the five current Board members, Junona Jonas and Joe Saline, the only two with energy related experience before joining the
Board, were not part of the committee investigating this supposed "energy" deal.
Other than brief Board discussions, they never had access to the details of the contract until the Form 10 was published. in August 2001.

What is Summit? Summit is not an energy producer; not an energy wholesaler; not an energy retailer; not a standby or distributed generation activity and not an energy product sales operation.

Answer: A newly formed limited partnership in which CEC puts up essentially all the capital for an unknown out of state investment advisor with a small staff to maybe find a good investment for us, not necessarily in the energy field.

To best summarize the complex terms we'll use an analogy of giving $25 million to a handicapper to evaluate a horse. Only in our case, we don't have a horse, or a specific race to run or even a racetrack selected. We're asking the handicapper to hold our money, to investigate racetracks, individual races and good horses for us.

And oh, by the way: since we're rich and don't know anything about the energy business we'll be happy to pay him for the investigation out of the $25 million and for his trouble we'll give him an additional annual fee of 3% of the $15-$25 million ($450,000 to $750,000).

And oh, by the way: since he's such a great handicapper he only has to give us even money if we win. - our $25 million back and then he only has to give CEC
40% of the excess we may win on the longshots.

And oh, by the way: since the handicapper is such a great guy and we have so much money we can be big tippers with the shareholders money. We'll give the handicapper 40% and the remaining 20% to his good friends at the track.

And oh, by the way: Ian won't tell us who the 20 percenters are, despite a request by Joe Saline for that information. It's not even disclosed in the Form
10. Article 3, sect. 3.1 states that "the names, addresses, Capital Commitment,
Capital contributions, percentage interests of the Members are set forth on schedule A hereto". Unfortunately, when you go to an obviously abbreviated
Schedule A, they conveniently forgot to discuss capital contributions and commitments as well as the names and addresses of the 20 percenters.

And oh, by the way: When Saline couldn't get the information from Carter he went directly to the handicapper and Strasser's reply was he didn't care if he was a
Commonwealth Board member. He only deals with Carter who's on the "private"
Partnership Board.

And oh, by the way: early on Ian even admitted he was one of the 20 percenters but claims he backed off after CEC managers and Board pointed out to him that he was in blatant violation of his fiduciary responsibilities by "enriching"
himself (further) on investments of shareholder funds.

We have been unable to get information from Carter but you can read some of the contractual details in the Form 10 which we can provide to you or your lawyer/investment advisor if you give us your Email address. Send us a request to: saline@commonwealthshareholders.com

Folks, it is the opinion of the Commonwealth Shareholder Group that this limited partnership is a blatant rip-off of stockholder funds by Carter. In our opinion, you would be justified to feel violated by this clandestine deal! A commitment of $25 million, nearly half of our cash assets as of July 31, 2001, should have had a formal analysis done by independent investment advisors and should have been voted on by the shareholders. So much for Board of Director's fiduciary duty.

Dear Commonwealth Shareholder,

As you may know, Commonwealth has settled all claims that Fred Bloom, our founder, had against the Company.

I am bound by confidentiality to not disclose details of the agreement which I voted to accept. However, one of the provisions, which was made to me as an individual, prior to my having access to the agreement, I can discuss.

Fred was required to ask me to resign from the Board, even though no one has the legal authority to do so. I also received a letter from the Company lawyer at
Ian's behest, to try to intimidate me into resigning because I opposed many of
Ian's anti-shareholder activities. I was also asked to resign by Ian at my first meeting with him following Superior Court Judge Colaw's order forcing him to end his illegal delay of my election to the Board effective Nov. 28th, 2000. My answer and that from my lawyer has been a consistent NO! I ran for the Board as a shareholder rep to try to expedite the process of becoming a publicly traded company and to return to the shareholders some of the profits in the form of a dividend. These attempts have failed because Ian and other directors are not shareholder oriented.

I am providing you below, a copy of my reply to Bloom and Carter. Unlike Carter who has instituted a Legacy of Litigation at your expense and secrecy from shareholders I believe in compromise, open discussion and input from shareholders. You are the owners. There is very little that can justifiably and legally be denied to shareholders. Ian has made a career out of marking everything confidential and denying access to shareholders.

Sincerely,
Joe Saline

Dear Fred,

I received your letter dated 8-15-01 and its formal request for me to resign as a director. This follows your telephone request last week.

My answer is that I decline your request. It is obviously a paranoid whim of Ian
Carter. In fact, for the same reasons I accepted your nomination last year, I intend to run again for a Board position; despite the consistently unprofessional treatment I have received from Ian. I know now, after the Form 10 disclosures of his employment contract and details of the Strasser fiasco which he consistently hid from me as a director, that he is far more anti-stockholder than I ever could imagine.

Ian used my friendship with you as a red herring to convince other board members
I was somehow working for you and "leaking" information to you. In fact, I proved on several occasions that he was leaking to his supporters. I explained to him several times that about the only time I contacted you was to get information like By-laws and shareholder lists which I am entitled to and which
Ian personally, illegally, prevented Barthrop from giving me.

The experience and insight I have received as a Board member has convinced me that Ian is not deserving of a position of leadership at CEC. It was obviously the worst decision you ever made to trust him with the shareholder's interests;
far worse than your emotional outburst with Steve Pease. I only regret that I can no longer count on your shares to help remove Ian from office.

I also decline your request to return the shareholder list, by-laws or any other documents I asked you to provide to me. I am absolutely entitled to those documents and more. Whether you know it or not I have had to institute formal legal action against Ian to gain access to any CEC documents I care to review. I will in the near future be instituting several other legal actions against Ian for his illegal intimidation of shareholders and his continuing costly (to shareholders) Legacy of Litigation instead of leadership and management. Isn't it sad when a Director has to resort to legal action to get justice for shareholders. Isn't it sad that the other directors are blind to Ian's self serving activities.

Best regards in your retirement from CEC,
Joe Saline

                           Board of Director Nominees

Attention Shareholders: The Commonwealth Shareholders Group has selected candidates for the Board of Directors for 2001. They are listed below. On
September 27th, we asked for those candidates to be placed on the official ballot that you received from the company. Mr. Carter and the current Board refused to give you that choice. We also asked for our accountant to participate in the vote counting and were refused again. If you believe as we do that we need to replace the current Board majority with members who will focus on shareholder interests instead of management's self-interest, please fill out the enclosed green proxy card and mail the card to us for voting at the annual meeting. Depending on the number of votes received we will cumulatively vote your shares for some or all of the below listed nominees. Please sign, date and mail immediately. No postage stamp is necessary. Thank you!

Commonwealth Shareholder Group - Candidates for the Board of Directors:

1.       Joseph Saline (Shareholder, Businessman and Current Director)
2.       Kevin Biswell (Shareholder and Businessman)
3.       Mike Doak (Shareholder and Businessman)
4.       Don Coltrain (Shareholder, Energy Professional and Former Director)
5.       John Schroeder (Businessman /Lawyer)
6.       Frank Kostlan (Businessman /Human Resource & Staffing Professional)
7.       Steve Kumar (Businessman /Energy & Computer Professional)

Brief Resumes:

Joseph Saline received a B.S. in Mechanical Engineering from the University of
Detroit and a M.S. in Industrial Administration from Purdue University. He served 30 years in the USAF/Reserves where he received numerous awards and decorations including the Legion of Merit. He retired with the rank of Colonel and also graduated from the Industrial College of The Armed Forces, Command &
Staff College and Air War College. He planned and managed Air Force Base power plant construction, operation and maintenance. He also has 40 years experience in energy and high tech investments. In addition, Mr. Saline has 30 years experience managing aerospace manufacturing, utilities, environmental and plant siting & maintenance operations. He currently serves as Director of Commonwealth
Energy Corporation and InterBill, Inc. From 1994 to 1996, Mr. Saline was the
director of special projects at Special Devices, a manufacturer of initiators for airbags. While there, he worked in strategic planning and total quality management. After this, he decided to become self employed as a consultant for total quality operations. In 1998, Mr. Saline joined Litton Industries, which became a subsidiary of Northrop Corporation, an aerospace company, in late 2000.
Since then, he has been an Operations Manager for Litton/Northrop working on avionics systems for helicopters. He is a former Chairman of the Board of the
Orange County Chamber of Commerce where he served as Chairman of the Energy
Committee and Chairman of the Environmental Resources Subcommittee as well as authoring the "Energy Policy Report". Mr. Saline was appointed by the Orange
County Board of Supervisors to their Technical Advisory Council.

Kevin Biswell has over 20 years experience in investment analysis, accounting and business. He graduated from UCLA with a BA in Economics. Mr. Biswell has spent 17 years in the financial planning and investment consulting field having run his own business for 10 of those years. He has extensive experience in limited partnership analysis and terms structuring. He also has developed an understanding of public company regulatory issues such as exchange listing and reporting requirements of the SEC. Mr. Biswell served 4 years on the Board of
Directors for the Summer Solstice organization and has spent the last 6 years as the financial manager of Montecito FM, Inc., a prominent radio station in Santa
Barbara, California. He instituted all accounting functions at the inception of the station and oversees the financial aspects of the operation.

Mike Doak, studied Pre-Law and Real Estate Finance at Fullerton College, the
University of California at Berkeley and at Cal State University at Fullerton.
Since 1977, Mr. Doak has been an Executive Search Consultant and since 1984 has been President of Camelot Resource Group, an executive search firm he owns in
Carlsbad, CA. His employment placements have included CEO's, CFO's, COO's,
Presidents, General Managers and Senior Marketing Professionals. He has
extensive experience in analyzing employment contracts, has performed detailed compensation studies and corporate organizational planning. Mr. Doak currently has placement candidates for high level energy professionals for CEO, COO,
Finance, Technical, Administrative, Human Resources and Systems Management.

Don Coltrain, received a BA in Economics from Cal State University at Long
Beach. Mr. Coltrain spent 25 years at Edison during which he negotiated over 90 power contracts with many utilities in the western United States and Mexico.
Such contractual arrangements include joint participation for power generation and transmission entitlements, power exchange and power displacement agreements, power purchases and power sales. After his employment with Edison, he worked for the Imperial Irrigation District as Manager of Contracts & Services performing similar and additional duties from 1991 to 1998. In 1998, Mr. Coltrain joined
Commonwealth Energy Corporation as Senior Vice President. He was the person who secured the Calpine contract for Commonwealth. He also served as a member of the
Board of Directors and subsequently, on the Advisory Board at Commonwealth.
Since 2000, he has been self employed in a consulting capacity. Mr. Coltrain has testified before the Federal Energy Regulatory Commission and the California
Public Utilities Commission.

John Schroeder, is the lead partner with the law firm of Schroeder and
Associates, in Brea, CA. He graduated cum laude from California Polytechnic
University, at Pomona and went on to earn his JD Degree at the University of
California at San Diego. He has practiced law for the last 20 years, 18 years of which have been in California. From 1985 to 1994, he was a partner in Mills &
Shroeder. In 1994, he established his own firm Shroeder & Associates that specializes in business and construction litigation. Mr. Schroeder is currently a director of the California Highway Patrol 11-99 Foundation and is a member of the Bar of the United States Supreme Court.

Frank Kostlan, has BS and MS Degrees in Human Resources Management, from the
University of Southern California. Mr. Kostlan has over 40 years of experience in benefits administration, employee relations, staffing and organizational planning. He has worked for Denny's Corporation, Westland Lands and Cattle and
Edison Security Services, formerly Westec Security Services. Mr. Kostlan has successfully managed the vertical personnel integration resulting from numerous mergers and acquisitions throughout his career. From 1988 to 1998, Mr. Kostlan served Western Gear, a custom manufacturer for the aerospace industry, as
Director of Human Resources. Since then, he has performed senior executive searches for, and has been contracted to, client firms of John Wentworth
Company, a human resource consulting firm. Such contractual arrangements include running human resource departments and personnel integration due to mergers and acquisitions.

Steve Kumar, attended Alexander Hamilton Institute in NY where he received an
MBA. He also earned an MS in Metallurgical Engineering from Michigan State
University. Mr. Kumar has worked for IBM, National Cash Register Corporation and
Rockwell International. He has numerous inventions and new technologies to his credit, many of which are related to the energy sector such as photovoltaic cells to power satellites. These inventions also include computer memory chip designs requiring precise power formulas and technologies in clean coal. Mr.
Kumar decided to leave that industry and move into finance. He now has extensive experience in mergers, acquisitions and IPO's. Working on his own for over 15 years, Mr. Kumar has raised venture capital for technology and energy sector companies, consulted to information, energy and bio technology companies, arranged mortgage banking in real estate and lines of credit for small to medium sized companies.

Each of the above nominees has agreed to be named in this proxy statement and to serve as a Director if elected. No director nominee has worked for a corporation or organization that is a parent, subsidiary or other affiliate of Commonwealth
Energy Corporation.

                           CONTRACT WITH SHAREHOLDERS

The proposed Shareholders Group candidates for Board of Directors of
Commonwealth Energy Corporation have created this covenant. "We will use our best efforts to implement the following contract proposals in a fiscally prompt and responsible manner":

o    Pay a dividend to all shareholders and develop a long-term dividend payment plan.

o    Investigate various share liquidity alternatives and choose the avenue that provides the best pricing and quickest entry for publicly trading shares on a legitimate exchange. Any proposed merger transaction or other liquidity event would be subject to shareholder approval.

o    Re-negotiate the excessively generous executive employment contracts.

o    Rescind the Summit Energy Ventures, LLC agreement and seek the return of all Commonwealth Energy Corporation funds.

o    Settle pending litigation quickly, in a manner that is fair and equitable to all parties involved.

o    Seek beneficial power purchase opportunities.

o    Seek profitable opportunities to invest in power generation facilities.

o    Re-evaluate the true profit potential of the TRIUMPH system as a marketable product.

o    Develop both short and long-range strategic business plans, making use of industry consultants and advisors to ensure the plan creates the most value for shareholders.

o    Disclose to the shareholders all pertinent information regarding the operations of the company,  within the  boundaries of the recently enacted
     SEC's Fair Disclosure Rule for public companies.

o    Comply with the filing requirements of all regulatory entities in a timely manner.

o    Conduct the annual meetings on Saturday as previous management did to accommodate more working shareholders.

                         Recent Shareholder Testimonials

Susan Lansdorp, September 3, 2001 writes: I invested in this company as a grandmother raising two grandchildren, hoping for an early return. As it is I may lose my investment, which I paid $5.50 per share. Keep working hard for us.
Thanks.

Steven Harris, September 2, 2001 writes: Thank you for the heads up, for the information, for letting me know that I am not alone and that my 54,000. has not been dumped in the toilet.

Monica Navarette, September 1, 2001 writes: Thank you for keeping the shareholders informed. I think we learn more from you than Commonwealth. Keep up the good work...my family of investors really appreciates it. Sincerely,

Chuck Ruzicka, August 27, 2001 writes: It was good hearing from you. ... I have been suspicious of Ian ever since the last shareholder's meeting. ... Personally
I feel we should liquidate the Co. and let Ian go his way and those who what to follow him can and those who don't can at least walk away w/ their investment +
some profit. Believe me when I say I don't think that will happen. In fact I'll become Pope before that happens. ... By the way I support you in your quest for it is mine too. Also, I am concerned about our investments....

Rajkumar Kadium, August 27, 2001 writes: Thanks for sharing and the stockholder concerns. I am at a loss as to what we can do after Mr. Bloom is out of the picture. How can we safeguard our investment when one man can do all this much damage. I would like to see a stockholders meeting and vote him out if at all that is possible before he pockets his own. Please keep me posted for anything I can do as a stockholder....Thanks...raj.

Michael Garren, August 27, 2001 writes: My name is Michael Garren. I too am a shareholder in CEC, and have posted several notes on both sites. I want to thank you for your informative letter and your efforts...... Frankly, although I don't understand the motivation, it seems that they must have their own agenda. My agenda is to hear all I can about CEC, be it positive or negative about present or past management. We have been left in the dark for so long now that ANY information to me is appreciated. I think I am intelligent enough to sort out the truth if I can only get some facts. I thank you again for your efforts

Felix Grimm, August 27, 2001 writes:, Thanks for providing all these information. I live and work in Hamburg, Germany, so I'm far away from the whole story, also geographically. Of course I received all the different letters which
I didn't really understand as they were quoted out of context, at least for my understanding. Hearing all these different points of views makes me also concerned about the investment. But I'm also happy to see that you and others keep an eye on the whole development. If there is something I can do from the other side of the globe, please let me know.

Del Castilo, August 26, 2001 writes: Thanks for the info and God Bless

Ken Showalter, August 26, 2001 writes: Thanks for sending me this e-mail. I think this is a good way to communicate what CEC Investors is doing now that
Fred Bloom is out of the picture. Are you sending e-mails to all shareholders? I am specifically interested in myself and those friends and family that I influenced in investing in Commonweal the Energy Corp. ... The things Ian Carter is planning to do to keep CEC in business may work and may not work. Like too many investors, we have been invested too long and have zero to show for it.
Everything is always "wait a little longer" or "an IPO is going to happen soon"
from Commonwealth and Ian Carter in particular. I will be supportive of your efforts, but I don't see how much can happen before the shareholders meeting scheduled in November. The chances of a "special" shareholders meeting are about zero! Will you and CEC Investors be putting together a "plan" for the November meeting? There had better be a new plan, BOD nominees, liquidity event strategy, etc. or Ian Carter will monopolize the meeting like he did last year

J. Frederick Medford, August 26, 2001 writes:: Your e-mail is very timely for today I was going to write Ian Carter and tell him I wanted a dividend paid now since I have been invested for 4 years and haven't received a return on my
$75,000 investment but the Company is setting on 75 million dollars. I am retired with a Social Security check and a small pension from an aerospace company and can't cover my expenses. All my money is tied up in two companies who will not go public even thought they said they would do so. Burton, I appreciate the truth finally coming out. There has been so many lies about Fred
Bloom. Can't you do something to see that we get a dividend soon or could us stock holders together do something. I have it on good word Ian Carter is opposed to it but he gets his big salary and perks and I get nothing. I am a
Christian and appreciate you telling me the truth about the Company. I'll be praying for you and CEC Shareholders. I did not know that the Company had settled with Fred Bloom. Could you give me the particulars? May God bless you in your endeavors for us stockholders. Sincerely,

Alex Solomon, Solomon Technical Sales Inc., Scottsdale, AZ, Sunday, August 27,
2001 writes:, Thank you so much for the update. I have been constantly wrestling with dilemma of who is really telling the investors the truth. Can you tell me your opinion of where the investors are in all this and when, if ever, you think we will be able to capitalize on our investments? Thank you again,

Wayne Moseley, Sep 3, 2001 states; I have been worried about my investment and appreciate all the information you provided to me about Carter's contract.
Unbelievable! Also, what he did to ignore stockholders questions at last years annual meeting was an insult. I'm volunteering to help you remove him. I'll make phone calls here in the San Fernando Valley and will send you a check for $200 to help with your mailings. Don't give up till Carter's out!

                                      PROXY
                         Commonwealth Shareholders Group

The undersigned shareholder(s) of Commonwealth Energy Corporation, a California
corporation, appoints Joseph P. Saline Jr., Kevin Biswell and Michael Doak, any
one acting alone, as proxy and attorney-in-fact, with full power of substitution, to represent the undersigned at the annual meeting of shareholders to be held on November 27, 2001 at 10:00 a.m. at Irvine Marriott Hotel located at 18000 Von Karman Avenue, Tustin, California 92612, and at any adjournment, postponement or continuance of that meeting.

The proxy holder shall be entitled to vote all shares of Common Stock and/or
Series A Convertible Preferred stock that the undersigned would be entitled to vote if personally present, for or against any proposal, including the election of members of the Board of Directors, and any and all matters that may come before the meeting, in accordance with the instructions noted on the proxy card.

SHAREHOLDER: YOU HAVE RECEIVED THE OFFICIAL COMPANY BALLOT IN AN EARLIER
MAILING. THE SHAREHOLDER GROUP RECOMMENDS YOU RETURN THAT PROXY BUT VOTE TO
WITHHOLD AUTHORITY FOR THE BOARD NOMINEES LISTED, TO DISAPPROVE THE PROPOSED
AMENDMENT OF BYLAWS AND TO APPROVE THE SELECTION OF ERNST AND YOUNG AS AUDITORS.
IF YOU HAVE ALREADY SUBMITTED THAT PROXY AND WISH TO CHANGE YOUR VOTE, YOU MAY
SUBMIT A NEW PROXY WITH A LATER DATE OR ATTEND THE ANNUAL MEETING OF
SHAREHOLDERS AND VOTE IN PERSON. THE COMPANY WILL SEND YOU A NEW PROXY IF YOU
CONTACT KATHY BARTHROP AT (800) 962-4655.

IF YOU AGREE WITH THE RECOMMENDATIONS OF THE SHAREHOLDERS GROUP AS NOTED ABOVE
AND DO NOT WISH TO REQUEST A NEW PROXY FROM THE COMPANY AND WISH TO VOTE FOR THE
ALTERNATIVE SLATE OF SEVEN BOARD MEMBERS WHOSE NAMES AND RESUMES ARE INCLUDED
WITH THIS PROXY SOLICITATION, PLEASE COMPLETE AND RETURN THE GREEN PROXY CARD
ENCLOSED. YOU WILL THEN BE DEEMED TO HAVE GIVEN THE PROXY HOLDER COMPLETE
DISCRETION IN VOTING WITH RESPECT TO ANY AND ALL BUSINESS ISSUES PRESENTED TO
THE MEETING INCLUDING MATTERS LISTED ON THE COMPANY PROXY AND TO CUMULATIVELY
VOTE YOUR SHARES FOR SOME OR ALL OF THE CANDIDATES FOR THE SEVEN OPEN POSITIONS.
THIS PROXY IS FOR ALL SHARES HELD BY THE SHAREHOLDER.

BY EXECUTING OUR PROXY CARD YOU WILL NOT HAVE THE ABILITY TO INDIVIDUALLY
CUMULATE VOTES FOR A PARTICULAR CANDIDATE. IF YOU WISH TO LIMIT THE PROXY
HOLDER'S ABILITY TO VOTE FOR PARTICULAR CANDIDATES, YOU MAY STRIKE OUT THE NAMES
OF THE CANDIDATES FOR WHOM YOU DO NOT WANT VOTES CUMULATED.

                                   PROXY CARD

The Commonwealth Shareholders Group (not the Commonwealth Energy Board of
Directors) requests that you complete, sign, date and mail this proxy card as soon as possible. This card authorizes the holder to vote in your name for Board candidates and such other business as may properly be presented to the meeting or any continuance or postponement thereof, even though you may have already submitted an earlier proxy.

We want you to mark the first large box only so that we may vote your shares on all issues

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|        |    I authorize the holder of this proxy to cumulatively vote all my
|        |    shares for what the holder judges to be in the best interests of
|        |    the shareholders.
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         [  ]  Withhold authority

If you don't want the holder to cumulate votes for a particular candidate, cross out the name of the person(s) for whom you do not want the votes counted

 Election of Directors: Joseph Saline    Kevin Biswell   Mike Doak    Don Coltrain
                        John Schroeder   Frank Kostlan   Steve Kumar  ___________(write in)

Signature: _______________________________   Date signed:_______________________

Name Printed:_____________________________   # of shares (if known)_____________

Title (if Trustee or Corp.) ___________________________

Note:Completing this proxy but failing to check any boxes will give the holder complete voting discretion for all shares held

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Please sign exactly as your name appears on your stock certificate. When shares are held by two persons, both should sign.

When signing as attorney, executor, administrator, trustee or guardian,please provide title as such. If corporation or partnership use authorized signature.
Signer hereby revokes all proxies previously given for the 2001 Commonwealth
Annual meeting.

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